UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

DHT Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

Y2065G105
(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y2065G105

1	NAME OF REPORTING PERSON MMI Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,704,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,704,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,704,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. Y2065G105

1	NAME OF REPORTING PERSON MCM Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,704,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,704,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,704,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. Y2065G105

1	NAME OF REPORTING PERSON Clay B. Lifflander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -1
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -1
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%1
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. Y2065G105

The following constitutes Amendment No. 3 to the original Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

In connection with the Nomination Agreement described and defined in Item 4, Robert Cowen, a director nominee of MMI Investments, was appointed to the Board of the Issuer.  Accordingly, Mr. Cowen is no longer a member of the Section 13(d) group and ceased to be a Reporting Person contemporaneously with the entry into the Nomination Agreement.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 4,704,000 Shares owned by MMI Investments is $18,551,305; the source of funds is MMI Investments’ working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 14, 2010, the MMI Group (as defined in the Nomination Agreement) entered into a Nomination Agreement with the Issuer (the “Nomination Agreement”).  Pursuant to the terms of the Nomination Agreement, the Issuer agreed to: (i) increase the size of the Board from four (4) to five (5) directors, (ii) appoint Mr. Cowen, a director nominee of MMI Investments, to the Board in the class of directors whose term expires in 2011, and (iii) reclassify Erik A. Lind, the Chairman of the Board, as a director whose term expires at the Annual Meeting, in order to comply with Section 5.02 of the Issuer’s Articles of Incorporation that the Board shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire Board.  Additionally, the MMI Group will have the right to nominate for election to the Board one of its principals at the Issuer’s 2011 Annual Meeting of Stockholders (the “2011 Annual Meeting”) for a term expiring in 2014 and the Issuer has agreed to support such nomination.

The MMI Group agreed to (i) withdraw its nomination letter, dated March 15, 2010, (ii) cease any proxy solicitation activities with respect to the Annual Meeting, (iii) withdraw its demand to inspect certain of the Issuer’s books and records, dated March 15, 2010, (iv) vote all Shares beneficially owned by it in favor of the election to the Issuer’s slate of nominees at the Annual Meeting, and (v) not solicit any proxies or consents for the voting of securities of the Issuer nor advise or influence the voting of securities of the Issuer until the conclusion of the election of directors at the 2011 Annual Meeting or, in the event that the MMI Group nominates one of its principals at the 2011 Annual Meeting, the date that is 120 days prior to the anniversary date of the Issuer’s 2013 Annual Meeting of Stockholders.

The foregoing description of the Nomination Agreement is qualified in its entirety by reference to the Nomination Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. Y2065G105

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended and restated to read as follows:

(a)-(b)                    The aggregate percentage of Shares reported owned by each Reporting Person is based upon 48,675,897 Shares outstanding as of December 31, 2009, which is the total number of Shares outstanding as reported in the Issuer's Form 20-F filed with the SEC on March 25, 2010.

As of the close of business on May 13, 2010, MMI Investments directly owned 4,704,000 Shares, constituting approximately 9.7% of the Shares outstanding.  MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement.  MCM does not directly own any Shares.  However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.  Mr. Lifflander does not directly own any Shares.  However, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Lifflander may be deemed to beneficially own the Shares owned by MMI Investments.  Mr. Lifflander disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interest therein.

Except as described above, as of the date hereof, to the Reporting Persons’ knowledge, none of the persons listed on Schedule I owns any Shares or has any right to acquire, directly or indirectly, any beneficial ownership of Shares.

(c)                           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.  All of such transactions were effected in the open market, unless otherwise specified.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 14, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On May 14, 2010, MMI Investments amended its indemnification letter agreement with Mr. Cowen, to clarify that MMI Investments will indemnify Mr. Cowen against any and all claims of any nature arising from the Solicitation and any related transactions, including the execution and delivery of the Nomination Agreement, as the same may be amended from time to time, and any matters contemplated thereby, including, without limitation, the standstill provisions set forth in Section 3 thereof.  The amended and restated indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Also on May 14, 2010, Amendment No. 1 to the Consulting Agreement, dated November 19, 2009 by and between MMI Investments and Mr. Cowen became effective and his obligation to serve as an advisor to MMI Investments terminated upon the appointment of Mr. Cowen to the Board of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

99.1	Nomination Agreement, dated May 14, 2010.

99.2	Joint Filing Agreement by and among MMI Investments, L.P., MCM Capital Management, LLC and Clay B. Lifflander, dated May 14, 2010.

99.3	Amended and Restated Indemnification Letter Agreement, dated May 14, 2010

CUSIP NO. Y2065G105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2010

MMI INVESTMENTS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ Jerome J. Lande
Jerome J. Lande
Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By:	s/ Jerome J. Lande
Jerome J. Lande
Executive Vice President

/s/ Clay B. Lifflander
Clay B. Lifflander

CUSIP NO. Y2065G105

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

MMI Investments, L.P.

175,000	3.92	3/30/2010
8,700	3.93	4/01/2010
25,000	3.97	4/07/2010
25,000	4.05	4/08/2010
7,400	4.10	5/06/2010
100,000	4.07	5/07/2010